News Release

Burcon Reports Fiscal 2021 Third Quarter Results

Vancouver, British Columbia, February 16, 2021 - Burcon NutraScience Corporation (TSX: BU  OTCQB: BUROF) a global technology leader in the development of plant-based proteins, reported results for the fiscal third quarter ended December 31, 2020.

Operational highlights for the third quarter ended December 31, 2020:

  Burcon JV Company, Merit Functional Foods completed construction of its state-of-the-art protein production facility dedicated to the production, under license, of Burcon's novel pea and canola protein ingredients. Construction of the facility was formally completed on December 31, 2020.
  Subsequent to the quarter-end, Merit Functional Foods, achieved first commercial production of Burcon's Peazazz® and Peazac® pea proteins.  Merit intends to now turn its focus to commissioning the facility to produce canola protein.
  Advanced Burcon's pipeline of development opportunities through ongoing research and development efforts as well as through ongoing discussions and negotiations with potential development partners.
  Expanded the company's research and development capacity through the lease of a satellite laboratory space at the Richardson Centre For Functional Foods and Nutraceuticals.  Research activities at the new satellite lab will support Burcon's ongoing work at its Winnipeg Technical Centre.  Subsequent to the quarter-end the company also expanded its Winnipeg scientific and technical team with the addition of two new research scientists.  We engaged a third-party engineering firm to assist the company to plan and design a potential new and expanded technology and innovation centre, to replace the company's existing Winnipeg Technical Centre.
  Received a U.S. patent covering the company's novel process for the extraction and purification of pea protein ingredients and the pea proteins produced therefrom. The company's IP portfolio now includes 303 issued patents in various countries, with 71 in the U.S., as well as more than 225 active patent applications, including 35 in the U.S.
  Received over $3.0 million from the exercise of outstanding warrants during and subsequent to the quarter-end, effectively amounting to a non-dilutive financing.  When combined with the warrants already exercised before the third quarter, nearly one-half of the outstanding warrants have now been exercised.
  Subsequent to the quarter-end, Burcon engaged a U.S. securities law firm to advise the company with the process of applying for a dual listing on the NASDAQ stock exchange.

Management Commentary

"We are very pleased with all that we accomplished during our 2021 fiscal third quarter and for the year-to-date.  Our fiscal third quarter was marked by continued milestone execution and a further strengthening of Burcon's financial position," said Johann F. Tergesen, Burcon's president and chief executive officer, "Our joint venture company, Merit Functional Foods, successfully completed the construction of Phase 1 of its 94,000 square foot, state-of-the-art production facility dedicated to the production, under license, of Burcon's novel pea and canola protein ingredients as well as Burcon's new protein blends.  Subsequent to the quarter-end, Merit Functional Foods achieved first commercial production of Burcon's Peazazz® and Peazac® pea proteins and will now focus on completing first runs of canola proteins.  When complete, the production facility will be the only commercial facility in the world with the capability to produce non-GMO food grade canola proteins."

"The timing couldn't be better for our novel protein ingredients to first come to market.  Food and beverage companies need innovative highly functional protein ingredients to respond to consumers' demands for better-tasting, clean-label, and sustainably produced plant-based offerings. Merit's state-of-the-art protein production facility, with its low carbon footprint design, is well-positioned to meet this demand and profit from the projected double-digit growth of dairy and meat alternative products.  Completing the construction of its state-of-the-art facility was an impressive accomplishment during such a challenging time.  We are thrilled with Merit's accomplishments and look forward to Merit achieving its first sales."

"Additionally, our team of scientists and engineers at Burcon's Winnipeg Technical Centre continued development work on our pipeline of technologies for alternative plant-based proteins.  We made progress on existing technologies by further innovating with pea and canola and also with entirely new plant-based protein sources.  Our goal is to enter into additional partnerships as a means to bring additional plant-based protein ingredients to market."

"We also engaged a third-party engineering firm during the quarter to assist the company to plan and design a potential new and expanded technology and innovation centre.  We are investigating options to replace Burcon's existing Winnipeg Technical Centre with an expanded innovation centre to provide Burcon with additional R&D bandwidth to pursue our product opportunity pipeline and to increase pilot-scale production capabilities in contemplation of partnering opportunities we are pursuing."

"During the quarter, we continued to strengthen our intellectual property portfolio adding five patents, one of which is a U.S. patent covering our novel process for pea protein production. Our intellectual property portfolio now includes 303 issued global patents and 71 issued U.S. patents."

"As a result of improved trading in Burcon's shares subsequent to the quarter-end, Burcon believes it now meets the NASDAQ's published requirements for a dual listing on the NASDAQ stock exchange.  We believe we could raise awareness and expand our investor base both within the U.S. investment community as well as internationally through the addition of a NASDAQ dual listing.  Burcon has engaged a U.S. securities law firm to advise the company with the process of applying for a dual listing on the NASDAQ stock exchange."

Fiscal 2021 Third Quarter Financial Results (in Canadian Dollars)

Burcon's net loss totaled $1.1 million or $0.01 per basic and diluted share for fiscal Q3 2021, as compared to a net loss of $0.8 million or $0.01 per basic and diluted share in fiscal Q3 2020.

Our share of Merit's loss for fiscal Q3 2021 was about $460,000, as compared to $178,000 in the same year-ago period.  The higher loss reflects higher expenses at the Merit facility due to the construction build out, increased market development and operational activities.

Research and development expenses were about $69,000 for the three months ended December 31, 2020, as compared to $115,000 in the same year-ago period.  The Company began deferring canola and pea development expenses from the second quarter of last year and also recorded production costs for inventory.  Before the deferral and cost allocation, R&D costs increased by $128,000, due to salary increases, new hires and increased laboratory expense from increased research activities.

Intellectual property expenses increased by about $69,000, from $202,000 in fiscal Q3 2020 to $271,000 in fiscal Q3 2021.  The Company also began deferring patent expenses in fiscal 2020 for the pea and canola patent portfolios.  Before the deferral, patent expenditures did not change significantly from the same period last year.

There was no significant change in total general and administrative expenses for fiscal Q3 2021 over the same year-ago period.  However, stock-based compensation expense increased by $42,000, which was offset by lower legal fees and investor relations travel expenses due to COVID-19.

At December 31, 2021, cash balances totaled $12.0 million compared to $15.0 million at March 31, 2020.  During fiscal Q3 2021, warrants were exercised for proceeds of $1.8 million and additional warrants were exercised after the quarter-end for further $1.4 million.

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of plant-based proteins.  With over 300 issued patents and more than 225 additional patent applications, that have been developed over a span of more than twenty years, Burcon has grown an extensive portfolio of composition, application, and process patents covering novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more.  In 2019, Merit Functional Foods Corporation was established in a joint venture by Burcon and three veteran food industry executives.  Merit Foods has built a state-of-the-art protein production facility in Manitoba, Canada, where it will produce, under license, Burcon's novel pea and canola protein ingredients.  For more information visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe", "future," "likely," "may," "should," "could", "will" and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding the expected use of proceeds contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 29, 2020 filed with the Canadian securities administrators on www.sedar.com. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements.

Industry Contact

Paul Lam

Manager, Business Development and IRO

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca  www.burcon.ca

Investor Contact

James Carbonara

Hayden IR

Tel (646) 755-7412

james@haydenir.com

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM

Burcon NutraScience Corporation
Condensed Consolidated Interim Balance Sheets
(Unaudited)
(Prepared in Canadian dollars)

	December 31,	March 31,
	2020	2020
	$	$
Assets
Current assets
Cash and cash equivalents	12,042,479	15,030,988
Amounts receivable	1,041,139	332,248
Inventory	292,189	132,142
Prepaid expenses	142,959	289,278
	13,518,766	15,784,656
Property and equipment	989,978	470,504
Deferred development costs	3,177,692	1,554,584
Investment in and loan to Merit Functional Foods Corporation	17,025,941	12,204,538
Goodwill	1,254,930	1,254,930
	35,967,307	31,269,212
Liabilities
Current liabilities
Accounts payable and accrued liabilities	761,316	1,067,251
Deferred revenue	268,857	275,578
Lease liability	41,651	-
Accrued interest	-	249,310
	1,071,824	1,592,139
Lease liability	4,648	-
Convertible debentures	-	6,731,350
	1,076,472	8,323,489
Shareholders' Equity
Capital stock	110,961,372	98,046,103
Contributed surplus	14,058,654	9,030,861
Options	5,151,218	9,673,821
Warrants	1,189,343	1,792,168
Convertible debentures	-	2,762,927
Deficit	(96,469,752)	(98,360,157)
	34,890,835	22,945,723
	35,967,307	31,269,212

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss)
(Unaudited)
For the three and nine months ended December 31, 2020 and 2019
(Prepared in Canadian dollars)

	Three months ended December 31		Nine months ended December 31
	2020	2019	2020	2019
	$	$	$	$
Revenue
Royalty income	-	5,044	8,646	27,735

Expenses
Research and development	69,156	115,459	220,400	632,309
Intellectual property	270,569	201,983	582,788	753,288
General and administrative	439,619	422,509	1,923,692	1,327,386
	779,344	739,951	2,726,880	2,712,983

Loss from operations	(779,344)	(734,907)	(2,718,234)	(2,685,248)

Interest and other income	125,875	90,588	494,545	115,651

Management fee income	44,768	125,422	208,315	276,306

Gain on dilution of investment in
Merit Foods	-	-	6,384,942	-

Share of loss in Merit Foods	(460,130)	(177,906)	(1,791,278)	(320,410)

Interest expense	(15,801)	(90,757)	(684,030)	(208,015)

Other	(1,545)	(722)	(3,855)	3,817

Income (loss) and comprehensive income (loss) for the period	(1,086,177)	(788,282)	1,890,405	(2,817,899)

Basic and diluted income (loss) per share	(0.01)	(0.01)	0.02	(0.04)